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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Commercial Vehicle Group, Inc.
(Name of Issuer)
Common
(Title of Class of Securities)
202608105
(CUSIP Number)
March 4, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	202608105

1	NAMES OF REPORTING PERSONS Arnold B. Siemer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		2,345,908

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,345,908

WITH:	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	10.89%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

SCHEDULE 13G/A
Item 1(a) Name of Issuer.
Commercial Vehicle Group, Inc.
Item 1(b) Address of Issuer’s Principal Executive Offices.
7800 Walton Parkway
New Albany, OH 43054
Item 2(a) Name of Person Filing.
Arnold B. Siemer
Item 2(b) Address of Principal Business Office.
150 E. Campus View Blvd., Ste. 250
Columbus, OH 43235
Item 2(c) Place of Organization.
United States
Item 2(d) Title of Class of Securities.
Common Shares
Item 2(e) CUSIP Number.
202608105

Item 3 Reporting Person.
Arnold B. Siemer
Item 4 Ownership.
2,345,908
10.89%
Item 5 Ownership of Five Percent or Less of a Class.
Item 6 Ownership of More Than Five Percent on Behalf of Another Person.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.
Item 8 Identification and Classification of Members of the Group.
Item 9 Notice of Dissolution of Group.
Item 10 Certification.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 3/12/09

	By:	/s/ Arnold B. Siemer
		Name:	Arnold B. Siemer
		Title:	CEO, Desco Corporation